Exhibit 99.2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	June 30, 2020	December 31, 2019
ASSETS
Current assets:
Cash	$175,125	$74,701
Accounts receivable	192,645	310,204
Inventory	31,502	31,718
Income tax recoverable	1,194	1,142
Total current assets	400,466	417,765
Non-current assets:
Deferred tax assets	6,011	4,724
Right of use assets	63,412	66,142
Property, plant and equipment	2,704,377	2,749,463
Intangibles	29,967	31,746
Total non-current assets	2,803,767	2,852,075
Total assets	$3,204,233	$3,269,840

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$148,139	$199,478
Income taxes payable	4,285	4,142
Current portion of lease obligation	10,175	12,449
Total current liabilities	162,599	216,069

Non-current liabilities:
Share-based compensation (Note 9)	4,785	8,830
Provisions and other	9,655	9,959
Lease obligation	55,727	54,980
Long-term debt (Note 7)	1,450,900	1,427,181
Deferred tax liabilities	26,152	25,389
Total non-current liabilities	1,547,219	1,526,339
Shareholders’ equity:
Shareholders’ capital (Note 10)	2,291,796	2,296,378
Contributed surplus	70,503	66,255
Deficit	(1,023,600)	(969,456)
Accumulated other comprehensive income (Note 12)	155,716	134,255
Total shareholders’ equity	1,494,415	1,527,432
Total liabilities and shareholders’ equity	$3,204,233	$3,269,840

See accompanying notes to condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET EARNINGS (LOSS) (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2020	2019	2020	2019
Revenue (Note 3)	$189,759	$359,424	$569,243	$793,467
Expenses:
Operating (Note 6)	106,552	252,049	354,779	540,657
General and administrative (Note 6)	18,449	26,338	37,984	57,368
Restructuring (Note 6)	6,293	—	16,111	6,438
Earnings before income taxes, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, impairment reversal, gain on asset disposals and depreciation and amortization	58,465	81,037	160,369	189,004
Depreciation and amortization	81,124	83,327	164,038	170,080
Gain on asset disposals	(3,470)	(7,859)	(7,079)	(42,909)
Impairment reversal	—	—	—	(5,810)
Foreign exchange	(928)	(3,763)	1,763	(5,886)
Finance charges (Note 8)	28,083	30,385	55,663	61,688
Gain on repurchase of unsecured senior notes	(1,121)	(1,085)	(1,971)	(1,398)
Earnings (loss) before income taxes	(45,223)	(19,968)	(52,045)	13,239
Income taxes:
Current	2,116	1,403	3,175	3,013
Deferred	1,528	(7,570)	(1,076)	(987)
	3,644	(6,167)	2,099	2,026
Net earnings (loss)	$(48,867)	$(13,801)	$(54,144)	$11,213
Net earnings (loss) per share: (Note 11)
Basic	$(0.18)	$(0.05)	$(0.20)	$0.04
Diluted	$(0.18)	$(0.05)	$(0.20)	$0.04

See accompanying notes to condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands of Canadian dollars)	2020	2019	2020	2019
Net earnings (loss)	$(48,867)	$(13,801)	$(54,144)	$11,213
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	(71,311)	(42,846)	85,697	(91,364)
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt, net of tax	53,920	29,859	(64,236)	68,873
Comprehensive loss	$(66,258)	$(26,788)	$(32,683)	$(11,278)

See accompanying notes to condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands of Canadian dollars)	2020	2019	2020	2019
Cash provided by (used in):
Operations:
Net earnings (loss)	$(48,867)	$(13,801)	$(54,144)	$11,213
Adjustments for:
Long-term compensation plans	6,324	3,612	5,621	10,924
Depreciation and amortization	81,124	83,327	164,038	170,080
Gain on asset disposals	(3,470)	(7,859)	(7,079)	(42,909)
Impairment reversal	—	—	—	(5,810)
Foreign exchange	(1,718)	(3,880)	1,154	(6,118)
Finance charges	28,083	30,385	55,663	61,688
Income taxes	3,644	(6,167)	2,099	2,026
Other	(823)	(281)	(763)	(159)
Gain on repurchase of unsecured senior notes	(1,121)	(1,085)	(1,971)	(1,398)
Income taxes paid	(3,128)	(3,550)	(3,948)	(3,887)
Income taxes recovered	—	—	—	1,071
Interest paid	(33,548)	(40,263)	(53,043)	(60,496)
Interest received	139	512	329	718
Funds provided by operations	26,639	40,950	107,956	136,943
Changes in non-cash working capital balances	77,839	65,085	71,475	9,679
	104,478	106,035	179,431	146,622
Investments:
Purchase of property, plant and equipment	(23,927)	(43,469)	(35,412)	(114,431)
Purchase of intangibles	—	(26)	(57)	(464)
Proceeds on sale of property, plant and equipment	5,021	24,575	10,711	82,452
Changes in non-cash working capital balances	(1,880)	2,536	(5,406)	(727)
	(20,786)	(16,384)	(30,164)	(33,170)
Financing:
Proceeds from senior credit facility	5,030	—	5,030	—
Repurchase of unsecured senior notes	(4,911)	(107,161)	(45,465)	(123,833)
Share repurchase	(15)	—	(5,259)	—
Lease payments	(1,897)	(1,685)	(3,625)	(3,357)
Debt amendment fees	(647)	—	(668)	—
	(2,440)	(108,846)	(49,987)	(127,190)
Effect of exchange rate changes on cash	(3,129)	(1,255)	1,144	(2,308)
Increase in cash	78,123	(20,450)	100,424	(16,046)
Cash, beginning of period	97,002	101,030	74,701	96,626
Cash, end of period	$175,125	$80,580	$175,125	$80,580

See accompanying notes to condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income (Note 12)	Deficit	Total Equity
Balance at January 1, 2020	$2,296,378	$66,255	$134,255	$(969,456)	$1,527,432
Net loss for the period	—	—	—	(54,144)	(54,144)
Other comprehensive income for the period	—	—	21,461	—	21,461
Share repurchases	(5,259)	—	—	—	(5,259)
Redemption of non-management director DSUs	677	(502)	—	—	175
Share-based compensation reclassification (Note 9)	—	(1,498)	—	—	(1,498)
Share-based compensation expense (Note 9)	—	6,248	—	—	6,248
Balance at June 30, 2020	$2,291,796	$70,503	$155,716	$(1,023,600)	$1,494,415

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2019	$2,322,280	$52,332	$162,014	$(978,874)	$1,557,752
Lease transition adjustment	—	—	—	2,800	2,800
Net earnings for the period	—	—	—	11,213	11,213
Other comprehensive loss for the period	—	—	(22,491)	—	(22,491)
Share-based compensation expense	—	6,633	—	—	6,633
Balance at June 30, 2019	$2,322,280	$58,965	$139,523	$(964,861)	$1,555,907

See accompanying notes to condensed interim consolidated financial statements.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)

NOTE 1. DESCRIPTION OF BUSINESS

Precision Drilling Corporation (“Precision” or the “Corporation”) is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas exploration and production companies in Canada, the United States and certain international locations. The address of the registered office is Suite 800, 525 - 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1.

NOTE 2. BASIS OF PRESENTATION

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee.

The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Corporation as at and for the year ended December 31, 2019.

These condensed interim consolidated financial statements were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Corporation’s consolidated audited annual financial statements for the year ended December 31, 2019.

These condensed interim consolidated financial statements were approved by the Board of Directors on July 22, 2020.

(b) Use of Estimates and Judgements

The preparation of the condensed interim consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingencies. These estimates and judgments are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The estimation of anticipated future events involves uncertainty and, consequently, the estimates used in preparation of the condensed interim consolidated financial statements may change as future events unfold, more experience is acquired, or the Corporation’s operating environment changes.

Significant estimates and judgements used in the preparation of these condensed interim consolidated financial statements remained unchanged from those disclosed in the Corporation’s consolidated audited annual financial statements for the year ended December 31, 2019. As described in Note 2(c), due to the outbreak of the novel coronavirus (“COVID-19”) and the resulting impact on the economy and in particular the prices of oil and natural gas, the estimates and judgements used to prepare these financial statements were subject to a higher degree of measurement uncertainty.

(c) Impact of COVID-19

In March 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. Governments worldwide, including those countries in which Precision operates, have enacted emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused a material disruption to businesses globally resulting in an economic slowdown and decreased demand for oil. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions; however, the long-term success of these interventions is not yet determinable. The current challenging economic climate has had a significant adverse impact on the Corporation including, but not limited to, substantial reductions in revenue and cash flows, increased risk of non-payment of accounts receivable and risk of future impairments of property, plant and equipment and intangible assets.

As a result of the decrease in demand, worldwide inventories of oil have increased significantly. However, in the second quarter voluntary production restraint from national oil companies and governments of oil-producing nations along with curtailments in the U.S. and Canada have shifted global oil markets from a position of over supply to inventory draws. The situation remains dynamic and the ultimate duration and magnitude of the impact on the economy and the financial effect on the Corporation remains unknown at this time. Estimates and judgements made by management in the preparation of these financial statements are increasingly difficult and subject to a higher degree of measurement uncertainty during this volatile period.

NOTE 3. Revenue

(a)	Disaggregation of revenue

The following table includes a reconciliation of disaggregated revenue by reportable segment (Note 4). Revenue has been disaggregated by primary geographical market and type of service provided.

Three Months Ended June 30, 2020	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$111,670	$1,416	$—	$(10)	$113,076
Canada	20,845	4,109	—	(494)	24,460
International	52,223	—	—	—	52,223
	$184,738	$5,525	$—	$(504)	$189,759

Day rate/hourly services	$157,352	$5,525	$—	$(21)	$162,856
Shortfall payments/idle but contracted	22,026	—	—	—	22,026
Turnkey drilling services	3,534	—	—	—	3,534
Directional services	472	—	—	—	472
Other	1,354	—	—	(483)	871
	$184,738	$5,525	$—	$(504)	$189,759

Three Months Ended June 30, 2019	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$229,076	$3,950	$—	$(69)	$232,957
Canada	55,197	22,195	—	(1,127)	76,265
International	50,202	—	—	—	50,202
	$334,475	$26,145	$—	$(1,196)	$359,424

Day rate/hourly services	$319,169	$26,145	$—	$(224)	$345,090
Shortfall payments/idle but contracted	2,187	—	—	—	2,187
Directional services	10,658	—	—	—	10,658
Other	2,461	—	—	(972)	1,489
	$334,475	$26,145	$—	$(1,196)	$359,424

Six Months Ended June 30, 2020	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$273,624	$9,043	$—	$(10)	$282,657
Canada	152,389	30,145	—	(1,222)	181,312
International	105,274	—	—	—	105,274
	$531,287	$39,188	$—	$(1,232)	$569,243

Day rate/hourly services	$486,462	$39,188	$—	$(247)	$525,403
Shortfall payments/idle but contracted	28,819	—	—	—	28,819
Turnkey drilling services	4,602	—	—	—	4,602
Directional services	7,599	—	—	—	7,599
Other	3,805	—	—	(985)	2,820
	$531,287	$39,188	$—	$(1,232)	$569,243

Six Months Ended June 30, 2019	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$454,624	$8,366	$—	$(129)	$462,861
Canada	161,116	73,598	—	(2,107)	232,607
International	97,999	—	—	—	97,999
	$713,739	$81,964	$—	$(2,236)	$793,467

Day rate/hourly services	$681,865	$81,964	$—	$(343)	$763,486
Shortfall payments/idle but contracted	6,366	—	—	—	6,366
Turnkey drilling services	305	—	—	—	305
Directional services	20,304	—	—	—	20,304
Other	4,899	—	—	(1,893)	3,006
	$713,739	$81,964	$—	$(2,236)	$793,467

(b)	Seasonality

Precision has operations that are carried on in Canada which represent approximately 32% (2019 - 29%) of consolidated revenue for the six months ended June 30, 2020 and 34% (2019 - 34%) of consolidated total assets as at June 30, 2020. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this “spring break-up” has a direct impact on Precision’s activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally Precision’s slowest time in this region.

NOTE 4. SEGMENTED INFORMATION

The Corporation has two reportable operating segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, directional drilling, procurement and distribution of oilfield supplies, and manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, oilfield equipment rental and camp and catering services. The Corporation provides services primarily in Canada, the United States and certain international locations.

Three Months Ended June 30, 2020	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$184,738	$5,525	$—	$(504)	$189,759
Operating earnings (loss)	3,642	(5,077)	(17,754)	—	(19,189)
Depreciation and amortization	74,062	4,119	2,943	—	81,124
Gain on asset disposals	(3,091)	(262)	(117)	—	(3,470)
Total assets	2,824,762	127,823	251,648	—	3,204,233
Capital expenditures	23,340	464	123	—	23,927

Three Months Ended June 30, 2019	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$334,475	$26,145	$—	$(1,196)	$359,424
Operating earnings (loss)	22,411	1,986	(18,828)	—	5,569
Depreciation and amortization	75,155	4,341	3,831	—	83,327
Gain on asset disposals	(4,271)	(3,546)	(42)	—	(7,859)
Total assets	3,127,153	152,678	160,517	—	3,440,348
Capital expenditures	41,851	1,572	72	—	43,495

Six Months Ended June 30, 2020	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$531,287	$39,188	$—	$(1,232)	$569,243
Operating earnings (loss)	41,493	(5,386)	(32,697)	—	3,410
Depreciation and amortization	149,786	8,402	5,850	—	164,038
Gain on asset disposals	(5,933)	(1,001)	(145)	—	(7,079)
Total assets	2,824,762	127,823	251,648	—	3,204,233
Capital expenditures	33,355	1,879	235	—	35,469

Six Months Ended June 30, 2019	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$713,739	$81,964	$—	$(2,236)	$793,467
Operating earnings (loss)	103,678	7,611	(43,646)	—	67,643
Depreciation and amortization	153,154	9,290	7,636	—	170,080
Gain on asset disposals	(39,272)	(3,602)	(35)	—	(42,909)
Impairment reversal	(5,810)	—	—	—	(5,810)
Total assets	3,127,153	152,678	160,517	—	3,440,348
Capital expenditures	112,236	2,234	425	—	114,895

A reconciliation of operating earnings (loss) to earnings (loss) before taxes is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Total segment operating earnings (loss)	$(19,189)	$5,569	$3,410	$67,643
Add (deduct):
Foreign exchange	(928)	(3,763)	1,763	(5,886)
Finance charges	28,083	30,385	55,663	61,688
Gain on repurchase of unsecured senior notes	(1,121)	(1,085)	(1,971)	(1,398)
Earnings (loss) before taxes	$(45,223)	$(19,968)	$(52,045)	$13,239

NOTE 5. IMPAIRMENT

Precision reviews the carrying value of its long-lived assets for indications of impairment at the end of each reporting period. Due to the global economic slowdown and significant commodity price reductions in the first quarter of 2020, the Corporation identified indications of impairment in each of its cash-generating units (CGU) at March 31, 2020. Accordingly, the Corporation tested all CGUs for impairment as at March 31, 2020.

At June 30, 2020, Precision reviewed each of its cash-generating units (CGU) and did not identify indications of impairment and therefore, did not test its CGUs for impairment.

There is risk that impairment charges may be required in future periods due to the volatility and uncertainty of the economy and commodity price environment caused by COVID-19. Increasing costs of capital combined with declining activity levels could result in material asset impairments. However, the introduction of various government economic stimulus programs and continued efforts of certain oil-producing countries to restrict supply may provide stability to the energy sector. The outcome of future impairment tests cannot be predicted with any certainty and will be impacted by the assumptions and estimates based on market conditions at that time.

NOTE 6. RESTRUCTURING AND OTHER

For the three and six months ended June 30, 2020, Precision incurred restructuring charges of $6 million (2019 - nil) and $16 million (2019 - $6 million), respectively. These charges were comprised of severance, as the Corporation aligned its cost structure to reflect reduced global activity, and certain costs associated with the shutdown of directional drilling operations in the United States in the first quarter of 2020.

In response to the economic slowdown caused by COVID-19, governments enacted various employer assistance and economic stimulus programs. In the first half of 2020, the Government of Canada introduced the Canadian Emergency Wage Subsidy program. For the three and six months ended June 30, 2020, Precision recognized $9 million of salary and wage subsidies. These subsidies were presented as operating and general and administrative expense reductions of $6 million and $3 million, respectively.

NOTE 7. LONG-TERM DEBT

		June 30,		December 31,	June 30,	December 31,
		2020		2019	2020	2019
Senior Credit Facility	US$	3,650	US$	—	$4,955	$—
Unsecured senior notes:
6.5% senior notes due 2021		62,576		90,625	84,958	117,678
7.75% senior notes due 2023		343,605		344,845	466,502	447,792
5.25% senior notes due 2024		303,022		307,690	411,404	399,545
7.125% senior notes due 2026		367,643		369,735	499,138	480,112
	US$	1,080,496	US$	1,112,895	1,466,957	1,445,127
Less net unamortized debt issue costs					(16,057)	(17,946)
					$1,450,900	$1,427,181

	Senior Credit Facility	Unsecured Senior Notes	Debt Issue Costs	Total
Balance December 31, 2019	$—	$1,445,127	$(17,946)	$1,427,181
Changes from financing cash flows:
Proceeds from Senior Credit Facility	5,030	—	—	5,030
Repurchase of unsecured senior notes	—	(45,465)	—	(45,465)
	5,030	1,399,662	(17,946)	1,386,746
Gain on repurchase of unsecured senior notes	—	(1,971)	—	(1,971)
Amortization of debt issue costs	—	—	1,889	1,889
Foreign exchange adjustment	(75)	64,311	—	64,236
Balance at June 30, 2020	$4,955	$1,462,002	$(16,057)	$1,450,900

During the first half of 2020, Precision redeemed US$25 million principal amount and repurchased and cancelled US$3 million of its 6.50% unsecured senior notes due 2021, repurchased and cancelled US$5 million of its 5.25% unsecured senior notes due 2024, US$2 million of its 7.125% unsecured senior notes due 2026 and US$1 million of its 7.75% unsecured senior notes due 2023 and drew US$4 million under its Senior Credit Facility.

At June 30, 2020, Precision was in compliance with the covenants of the Senior Credit Facility.

Long-term debt obligations at June 30, 2020 will mature as follows:

2021	$89,913
2023	466,502
Thereafter	910,542
$1,466,957

On April 9, 2020 we agreed with the lenders of our Senior Credit Facility to reduce the consolidated Covenant EBITDA to consolidated interest expense coverage ratio for the most recent four consecutive quarters greater than or equal to 2.5:1 to 2.0:1 for the period ending September 30, 2020, 1.75:1 for the period ending December 31, 2020, 1.25:1 for the periods ending March 31, June 30 and September 30, 2021, 1.75:1, for the period ending December 31, 2021, 2.0:1 for the period ending March 31, 2022 and 2.5:1 for periods ending thereafter.

During the covenant relief period, Precision’s distributions in the form of dividends, distributions and share repurchases are restricted to a maximum of US$15 million in 2020 and US$25 million in each of 2021 and 2022, subject to a pro forma senior net leverage ratio (as defined in the credit agreement) of less than or equal to 1.75:1.

In addition, during 2021, our North American and acceptable secured foreign assets must directly account for at least 65% of consolidated Covenant EBITDA calculated quarterly on a rolling twelve-month basis, increasing to 70% thereafter. Precision also has the option to voluntarily terminate the covenant relief period prior to its March 31, 2022 end date.

The Senior Credit Facility limits the redemption and repurchase of junior debt subject to a pro forma senior net leverage covenant test of less than or equal to 1.75:1.

In addition, the Senior Credit Facility contains certain covenants that place restrictions on our ability to incur or assume additional indebtedness; dispose of assets; change our primary business; incur liens on assets; engage in transactions with affiliates; enter into mergers, consolidations or amalgamations; and enter into speculative swap agreements.

NOTE 8. FINANCE CHARGES

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Interest:
Long-term debt	$26,276	$28,113	$51,886	$57,296
Lease obligations	786	846	$1,716	$1,698
Other	107	(2)	107	108
Income	(164)	(500)	(312)	(683)
Amortization of debt issue costs and loan commitment fees	1,078	1,928	2,266	3,269
Finance charges	$28,083	$30,385	$55,663	$61,688

NOTE 9. SHARE-BASED COMPENSATION PLANS

Liability Classified Plans

	Restricted Share Units (a)	Performance Share Units (a)	Non-Management Directors’ DSUs (b)	Total
December 31, 2019	$7,318	$2,858	$3,336	$13,512
Expensed during the period	250	330	(1,602)	(1,021)
Payments and redemptions	(3,582)	(670)	(175)	(4,428)
June 30, 2020	$3,986	$2,518	$1,559	$8,063

Current	$2,700	$578	$—	$3,278
Long-term	1,286	1,940	1,559	4,785
	$3,986	$2,518	$1,559	$8,063

(a) Restricted Share Units and Performance Share Units

A summary of the activity under the restricted share unit (RSUs) and the performance share unit (PSUs) plans are presented below:

	RSUs Outstanding	PSUs Outstanding
December 31, 2019	6,338,063	3,335,350
Granted	7,218,300	10,004,400
Redeemed	(2,358,577)	(746,125)
Forfeited	(1,153,059)	(1,116,175)
June 30, 2020	10,044,727	11,477,450

(b) Non-Management Directors – Deferred Share Unit Plan

Precision has a deferred share unit (DSU) plan for non-management directors whereby fully vested DSUs are granted quarterly based on an election by the non-management director to receive all or a portion of his or her compensation in DSUs. These DSUs are redeemable in cash or for an equal number of common shares upon the director’s retirement. The redemption of DSUs in cash or common shares is solely at Precision’s discretion.

A summary of the activity under the non-management director deferred share unit plan is presented below:

Outstanding
December 31, 2019	1,792,254
Redeemed	(240,786)
June 30, 2020	1,551,468

During the second quarter of 2020, Precision elected to settle the redemption of DSUs in common shares.

Equity Settled Plans

(c) Non-Management Directors

Prior to January 1, 2012, Precision had a deferred share unit plan for non-management directors. Under the plan fully vested deferred share units were granted quarterly based upon an election by the non-management director to receive all or a portion of their compensation in deferred share units. These deferred share units are redeemable into an equal number of common shares any time after the director's retirement. A summary of the activity under this share-based incentive plan is presented below:

Deferred Share Units	Outstanding
December 31, 2019	93,173
Redeemed	(63,773)
June 30, 2020	29,400

(d) Option Plan

A summary of the activity under the option plan is presented below:

Canadian share options	Outstanding	Range of Exercise Price			Weighted Average Exercise Price	Exercisable
December 31, 2019	4,021,584	$4.35	—	14.31	$7.29	3,569,069
Forfeited	(990,084)	4.35	—	10.15	8.41
June 30, 2020	3,031,500	$4.35	—	14.31	$6.92	2,881,324

U.S. share options	Outstanding	Range of Exercise Price (US$)			Weighted Average Exercise Price (US$)	Exercisable
December 31, 2019	6,363,050	$2.56	—	9.18	$4.67	4,348,824
Forfeited	(524,800)	3.21	—	9.18	8.24
June 30, 2020	5,838,250	$2.56	—	9.18	$4.35	4,913,165

Included in net earnings for the three and six months ended June 30, 2020 is an expense of $0.2 million (2019 - $0.5 million) and $0.6 million (2019 - $1.2 million), respectively.

(e) Executive Performance Share Units

Precision granted PSUs to certain senior executives with the intention of settling them in voting shares of the Corporation either issued from treasury or purchased in the open market. These PSUs vest over a three-year period and incorporate performance criteria established at the date of grant that can adjust the number of performance share units available for settlement from zero to two times the amount originally granted. A summary of the activity under this share-based incentive plan is presented below:

	Outstanding	Weighted Fair Value
December 31, 2019	7,376,900	$4.98
Redeemed	(1,148,837)	5.79
Forfeited	(448,763)	5.22
June 30, 2020	5,779,300	$4.80

During the first quarter of 2020, pursuant to the omnibus equity incentive plan, Precision elected to cash-settle vested Executive PSUs. Precision reclassified $1 million of previously expensed share-based compensation charges to establish a financial liability that was subsequently settled during the first quarter of 2020.

Included in net earnings for the three and six months ended June 30, 2020 is an expense of $3 million (2019 - $3 million) and $6 million (2019 - $5 million), respectively.

NOTE 10. SHAREHOLDERS’ CAPITAL

Common shares	Number	Amount
Balance December 31, 2019	277,299,804	$2,296,378
Share repurchase	(3,104,127)	(5,259)
Redemption of non-management directors' DSUs	304,559	677
Balance at June 30, 2020	274,500,236	$2,291,796

During the third quarter of 2019, the Toronto Stock Exchange (“TSX”) approved Precision’s application to implement a Normal Course Issuer Bid (“NCIB”). Under the terms of the NCIB, Precision may purchase and cancel up to a maximum of 29,170,887 common shares, representing 10% of the public float of common shares at the time the NCIB was approved. The NCIB commenced on August 27, 2019 and will terminate no later than August 26, 2020. Purchases under the NCIB were made through the facilities of the TSX and the New York Stock Exchange and in accordance with applicable regulatory requirements at a price per common share representative of the market price at the time of acquisition. A total of 20 million common shares have been purchased and cancelled since the inception of the NCIB.

NOTE 11. PER SHARE AMOUNTS

The following tables reconcile the net earnings (loss) and weighted average shares outstanding used in computing basic and diluted net earnings (loss) per share:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Net earnings (loss) - basic and diluted	$(48,867)	$(13,801)	$(54,144)	$11,213

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands)	2020	2019	2020	2019
Weighted average shares outstanding – basic	274,232	293,782	274,829	293,782
Effect of stock options and other equity compensation plans	—	—	—	5,959
Weighted average shares outstanding – diluted	274,232	293,782	274,829	299,741

NOTE 12. ACCUMULATED OTHER COMPREHENSIVE INCOME

	Unrealized Foreign Currency Translation Gains	Foreign Exchange Loss on Net Investment Hedge	Accumulated Other Comprehensive Income
December 31, 2019	$509,582	$(375,327)	$134,255
Other comprehensive income (loss)	85,697	(64,236)	21,461
June 30, 2020	$595,279	$(439,563)	$155,716

NOTE 13. FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying value of cash, accounts receivable, and accounts payable and accrued liabilities approximate their fair value due to the relatively short period to maturity of the instruments. The fair value of the unsecured senior notes at June 30, 2020 was approximately $1,030 million (December 31, 2019 – $1,428 million).

Financial assets and liabilities recorded or disclosed at fair value in the consolidated statement of financial position are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels are based on the amount of subjectivity associated with the inputs in the fair determination and are as follows:

Level I—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II—Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level III—Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The estimated fair value of unsecured senior notes is based on level II inputs. The fair value is estimated considering the risk-free interest rates on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

SHAREHOLDER INFORMATION

STOCK EXCHANGE LISTINGS

Shares of Precision Drilling Corporation are listed on the Toronto Stock Exchange under the trading symbol PD and on the New York Stock Exchange under the trading symbol PDS.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada

Calgary, Alberta

TRANSFER POINT

Computershare Trust Company NA

Canton, Massachusetts

Q2 2020 TRADING PROFILE

Toronto (TSX: PD)

High: $1.33

Low: $0.40

Close: $1.03

Volume Traded: 102,451,006

New York (NYSE: PDS)

High: US$1.01

Low: US$0.28

Close: US$0.74

Volume Traded: 83,883,413

ACCOUNT QUESTIONS

Precision’s Transfer Agent can help you with a variety of shareholder related services, including:

•  change of address

•  lost share certificates

•  transfer of shares to another person

•  estate settlement

Computershare Trust Company of Canada

100 University Avenue

9th Floor, North Tower

Toronto, Ontario M5J 2Y1

Canada

1-800-564-6253 (toll free in Canada and the United States)

1-514-982-7555 (international direct dialing)

Email: service@computershare.com

ONLINE INFORMATION

To receive news releases by email, or to view this interim report online, please visit Precision’s website at www.precisiondrilling.com and refer to the Investor Relations section. Additional information relating to Precision, including the Annual Information Form, Annual Report and Management Information Circular has been filed with SEDAR and is available at www.sedar.com and on the EDGAR website www.sec.gov

CORPORATE INFORMATION

DIRECTORS

Michael R. Culbert

William T. Donovan

Brian J. Gibson

Steven W. Krablin

Susan M. MacKenzie

Kevin O. Meyers

Kevin A. Neveu

David W. Williams

OFFICERS

Kevin A. Neveu

President and Chief Executive Officer

Veronica H. Foley

Senior Vice President, General Counsel and Chief Compliance Officer

Carey T. Ford

Senior Vice President and Chief Financial Officer

Shuja U. Goraya

Chief Technology Officer

Darren J. Ruhr

Chief Administrative Officer

Gene C. Stahl

Chief Marketing Officer

AUDITORS

KPMG LLP

Calgary, Alberta

HEAD OFFICE

Suite 800, 525 8th Avenue SW

Calgary, Alberta, Canada T2P 1G1

Telephone: 403-716-4500

Facsimile: 403-264-0251

Email: info@precisiondrilling.com

www.precisiondrilling.com